CASSEL SALPETER & CO., LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2019

C O N T E N T S



KAUFMAN ROSSIN
cpa • advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of Cassel Salpeter & Co., LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Cassel Salpeter & Co., LLC as of December 31, 2019, and the related notes (collectively referred to as the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Cassel Salpeter & Co., LLC as of December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Change in Accounting Principle

As discussed in Note 1 to the financial statements, Cassel Salpeter & Co., LLC has changed its method of accounting for leases due to the adoption of Accounting Standards Update 2016-02, *Leases*.

Basis for Opinion

This financial statement is the responsibility of Cassel Salpeter & Co., LLC's management. Our responsibility is to express an opinion on Cassel Salpeter & Co., LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Cassel Salpeter & Co., LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Kaufman, Rossin & Co.

Kaufman, Rossin & Co., P.A.

We have served as Cassel Salpeter & Co., LLC's auditor since 2010.

Miami, Florida
February 21, 2020

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CASSEL SALPETER & CO., LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2019

ASSETS

CASH AND CASH EQUIVALENTS	$	638,184
ACCOUNTS RECEIVABLE		204,668
DEFFERED EXPENSES		120,000
RIGHT OF USE ASSET		458,101
OTHER ASSETS		42,092
	$	1,463,045

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Accrued liabilities	$	107,250
Deferred revenue		229,750
LEASE LIABILITY		464,546
MEMBER'S EQUITY		661,499
	$	1,463,045

See accompanying notes.

CASSEL SALPETER & CO., LLC
NOTES TO STATEMENT OF FINANCIAL CONDITION

NOTE 1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business and Organization

Cassel Salpeter & Co., LLC (the Company), a wholly-owned subsidiary of Telluride Too, LLC, is a broker-dealer specializing in investment banking services. The Company's membership in the Financial Industry Regulatory Authority (FINRA) became effective September 17, 2010. The Company provides a range of advisory services for public and privately-held businesses at varying stages of development. The Company focuses on advisory services in connection with mergers and acquisitions, fairness and solvency opinions, valuations, restructurings and corporate finance. In addition, the Company assists clients with their financing requirements, including the raising of both equity and debt capital.

Government and Other Regulation

The Company is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Cash and Cash Equivalents

The Company may, during the ordinary course of business, maintain account balances with banks in excess of federally insured limits. Cash and cash equivalents include all highly-liquid investments with original maturities of three months or less. At December 31, 2019, the Company held $11,831 in cash and $626,353 in money market funds.

Accounts Receivable

Accounts receivable are uncollateralized customer obligations due under normal trade terms. The carrying amount of accounts receivable may be reduced by an allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all accounts receivable balances and based on an assessment of current credit worthiness, estimates the portion, if any, of the balance that will not be collected. As management believes that the accounts recorded are fully collectable and are therefore stated at net realizable value, at December 31, 2019, management has no allowance for doubtful accounts. At December 31, 2019, accounts receivable from one client amounted to approximately 59% of total accounts receivable.

Deferred Expenses

The Company defers salaries and related costs to fulfill revenue contracts under in-process engagements with clients. Those costs include amounts that fulfill the Company's expected obligations under a client contract and have been deferred only to the extent of contact retainers, which are reported as deferred revenue, since recovery in excess of those amounts would be contingent upon the transaction closing or completion of the deliverable. Deferred expenses are recognized as an expense when the transaction closes or the engagement is completed. During the year ended December 31, 2019, an expense of $254,500 was recognized that related to amounts reported as deferred expenses at January 1, 2019. As of January 1, 2019 and December 31, 2019, the Company had deferred expenses of $289,500 and $120,000, respectively.

Property and Equipment

Property and equipment is recorded at cost. Expenditures for major betterments and additions are charged to the asset accounts, while replacements, maintenance and repairs which do not improve or extend the lives of the respective assets are charged to expense as incurred. As of December 31, 2019, the Company had property and equipment at a cost of $57,578 and accumulated depreciation in the same amount.

Depreciation

Depreciation of property and equipment is computed by the straight-line method over the estimated useful lives of the assets. Amortization of leasehold improvements is computed at the lesser of the useful life of the asset or the lease term. The estimated useful lives for furniture and office equipment are three years. There is no depreciation expense for the year ended December 31, 2019, as all assets were fully depreciated as of December 31, 2013.

Leases

The Company lease for office space is classified as an operating lease. A lease liability and corresponding right of use asset are recognized based on the present value of the minimum lease payments that are calculated using a discount rate base on the Company's estimated incremental borrowing rate. Lease cost for lease payments is recorded on a straight-line basis over the term of the lease.

NOTE 1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue Recognition

The Company recognizes revenue when (or as) services are transferred to clients. Revenue is recognized based on the amount of consideration that management expects to receive in exchange for these services in accordance with the terms of the contract with the client. To determine the amount and timing of revenue recognition, the Company must (1) identify the contract with the client, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when (or as) the Company satisfies a performance obligation.

The Company generally recognizes revenue for transaction related work such as mergers and acquisitions, equity raising, debt raising, and certain restructuring engagements at the date the transaction closes. Certain transaction engagements contain milestones activities and related payments where the Company recognizes revenue as those performance obligations are met. Upfront fees and certain retainer fees are generally deferred until the transaction date as they are considered constrained (subject to significant reversal) prior to the transaction date. Fairness and solvency opinion fees are recognized when the opinion is delivered. Valuation fees are recognized when the Company delivers a substantially complete draft deliverable and upon issuance of a final report based on an allocation of the fee. The Company recognizes advisory fee revenues for financing advisory and restructuring engagements as the services are provided to the client, based on terms of the engagement letter. In such arrangements, the Company's performance obligations are to provide financial and strategic advice throughout an engagement. As of January 1, 2019 and December 31, 2019, the Company had deferred revenue of $326,500 and $229,750, respectively.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes

The Company is not subject to income taxes as it is a disregarded entity for income tax purposes as a single member limited liability company, whose operations are ultimately reflected in the tax return of Telluride Too, LLC.

The Company assesses its tax positions in accordance with "*Accounting for Uncertainties in Income Taxes*" as prescribed by the Accounting Standards Codification, which provides guidance for financial statement recognition and measurement of uncertain tax positions taken or expected to be taken in a tax return for open tax years (generally a period of three years from the later of each return's due date or the date filed) that remain subject to examination by the Company's major tax jurisdictions.

The Company assesses its tax positions and determines whether it has any material unrecognized liabilities for uncertain tax positions. The Company records these liabilities to the extent it deems them more likely than not to be incurred. Interest and penalties related to uncertain tax positions, if any, would be classified as a component of income tax expense.

The Company believes that it does not have any significant uncertain tax positions requiring recognition or measurement in the accompanying financial statements.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the statement of financial condition date. Actual results could differ from those estimates.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Change in Accounting Principle

Effective January 1, 2019, the Company adopted ASU No. 2016-02, Leases ("ASU 2016-02"). ASU 2016-02 required the Company to recognize a right of use asset and related lease liability on the statement of financial condition for its operating lease. The Company applied the new lease guidance using a modified retrospective transition method as of January 1, 2019. The adoption of ASU 2016-02 resulted in the recognition of a lease liability of $181,849 and corresponding right of use asset of $171,676 as of January 1, 2019. Such amount is based on the net present value of future lease payments, using an incremental borrowing rate to determine the Company's effective cost of capital. The right of use asset was recorded net of previously recognized deferred rent liability of $10,173 which was eliminated.

NOTE 2.   NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission, which requires that "Net Capital", as defined, shall be at least the greater of $5,000 or 6 2/3% of "Aggregate Indebtedness", as defined. At December 31, 2019, the Company's "Net Capital" was $282,212 which exceeded the requirements by $259,316 and the ratio of "Aggregate Indebtedness" to "Net Capital" was 1.22 to 1.

NOTE 3.   EMPLOYEE BENEFIT PLAN

The Company maintains a defined contribution 401(k) plan covering all employees.

NOTE 4.   LEASE

In May 2010, the Company entered into a non-cancelable operating lease for office space in Miami, Florida which has been renewed multiple times and currently expires in December 2022.

The future minimum rentals under the lease for the years subsequent to December 31, 2019 are as follows:

2020	$	128,264
2021		189,270
2022		194,953
Total minimum future lease payments		512,487
Amounts representing interest	(	47,941)
Present value of net future minimum lease payments	$	464,546

NOTE 5.   SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 21, 2020, which is the date the statement of financial condition was issued and determined that no additional recognition or disclosure is necessary.